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                            April 29, 2022

       Andrew Reichert
       Chief Executive Officer
       Birgo Reiturn Fund Manager LLC
       848 W. North Avenue
       Pittsburg, PA 15233

                                                        Re: Birgo Reiturn Fund
Manager LLC
                                                            Amendment No. 1 to
Form 1-A filed April 4, 2022
                                                            Filed April 4, 2022
                                                            File No. 024-11783

       Dear Mr. Reichert:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A filed April 4, 2022

       General

   1. We note your disclosure that you may offer Units at a price that you believe reflects the
                                                        NAV per Unit more
appropriately than the prior quarter   s NAV per Unit in cases where
                                                        you believe there has
been a material change (positive or negative) to your NAV per Unit since the end of the
prior quarter. Please clarify how you will communicate such material changes from NAV to
investors in this offering and clarify who will make such
                                                        determinations.
 Andrew Reichert
FirstName   LastNameAndrew  Reichert
Birgo Reiturn  Fund Manager LLC
Comapany
April       NameBirgo Reiturn Fund Manager LLC
       29, 2022
April 229, 2022 Page 2
Page
FirstName LastName
Plan of Operation
Acquisitions, page 53

2. We note your disclosure that as of the date of this offering, you are either in exclusive negotiations for or are under contract to purchase $49.9 million of multifamily properties representing 662 units across five different assets in Buffalo, Pittsburgh, and Cincinnati.
         Please address the following:
             Please clarify for us and in your filing if any of these properties are probable or not probable of acquisition. Within your response, please provide a detailed analysis regarding your conclusion.
             To the extent any of these properties are probable of acquisition and have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of
             Form 1-A.
Plan of Distribution, page 88

3. We note your disclosure that the Company will undertake Closings at least once a month on the first day of each month once the minimum offering amount is sold and, as a result, investors may receive Units on varying dates. Additionally, it appears that you may terminate the offering at any time and for any reason and that you reserve the right to
         reject any investor   s subscription in whole or in part for any
reason. It is unclear how
         much time you may take to approve a subscription. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule
         251(d)(3)(i)(F) of Regulation A.
Audited Financial Statement, page F-1

4. We note that you were formed on November 2, 2021 and intend to have a December 31st fiscal year end. Please tell how you determined it was unnecessary to include an audited balance sheet as of December 31, 2021. Refer to Part F/S of Form 1-A for financial statements requirements.
 Andrew Reichert
Birgo Reiturn Fund Manager LLC
April 29, 2022
Page 3



        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameAndrew Reichert
                                                        Division of Corporation
Finance
Comapany NameBirgo Reiturn Fund Manager LLC
                                                        Office of Real Estate &
Construction
April 29, 2022 Page 3
cc:       Charles R. Berry, Esq.
FirstName LastName